Form ATS-N
Liquidnet Negotiation ATS
ATS-N Part 3, ITM

The response below is part of the response to Item 11.c. of Part III. The response below is included as part of this attachment as a result of character limits for the Form ATS-N.

A traders tolerance on an ~~indication~~ IOI equals the lowest of the following three quantities:

*1. **Working quantity tolerance**. The traders working quantity on the ~~indication~~ IOI multiplied by the traders working quantity tolerance percentage.

*2. **ADV tolerance percentage**. The ADV of the stock multiplied by the traders ADV tolerance percentage.

*3. **Default maximum tolerance**. The default maximum tolerance for US equities, which is the minimum negotiated execution size.

As of the date that LNI changes the default maximum tolerance from 35,000 shares to the minimum negotiated execution size:

*1. LNI will set the minimum negotiated execution size as the default maximum tolerance for any trader that had a default maximum tolerance of 35,000 shares immediately prior to the effective date of this filing.

*2. LNI will not change the pre-existing default maximum tolerance for any trader that had a default maximum tolerance above 35,000 shares immediately prior to the effective date of this filing.

Working quantity and ADV tolerance percentages

Through ~~Liquidnet 5~~the Liquidnet Application, a trader can adjust his or her default working quantity tolerance percentage or default ADV tolerance percentage, or each of them, to a percentage, ranging from 1% to 25%. The default tolerance percentages apply to all of a traders ~~indications~~IOIs, unless the trader overrides the defaults for a specific ~~indication~~ IOI (as described below). For new Members, LNI sets the default working quantity and ADV tolerances at 3% for each trader.

A trader can also request that LNI disable ADV tolerance, in which case ADV tolerance would not apply to the traders ~~indications~~IOIs.

Maximum tolerance

Members have the following options with respect to maximum tolerance:

1.* A Member can determine whether the maximum tolerance should be applied.

*2. If a Member determines that the maximum tolerance should be applied, the Member can choose to keep the default maximum tolerance set by LNI, or the Member can choose to increase the maximum tolerance.

*3. If the Member wants to change the default maximum tolerance, the Member can choose to set the maximum tolerance based on number of shares or based on principal value.

If a trader is set to the default maximum tolerance, this is the equivalent of not applying any tolerance other than the minimum negotiated execution size.

Adjusting tolerance for an ~~indication~~ IOI

A trader can adjust his or her tolerance for an ~~indication~~ IOI through ~~Liquidnet 5~~the Liquidnet Application by taking any of the following actions for the ~~indication~~IOI:

*1. Adjusting the tolerance share number.

*2. Adjusting the tolerance principal value.

*3. Adjusting the working quantity tolerance percentage.

*4. Adjusting the ADV tolerance percentage.

If the trader adjusts any of these parameters, the system will use that parameter as the traders tolerance, except that the tolerance cannot exceed 25% of the traders working quantity on the ~~indication~~ IOI or 25% of ADV (unless the trader has disabled ADV tolerance for all ~~indications~~IOIs). If a trader adjusts a parameter and the adjustment does not cause the traders adjusted tolerance value to exceed 25% of working quantity (and 25% of ADV, where applicable), and a subsequent execution or other event causes the adjusted tolerance value to exceed 25% of the traders working quantity, the system will compute the traders tolerance based on his working quantity (and, where applicable ADV) tolerance percentages that were in place prior to the tolerance adjustment.

Examples of how tolerance works

The following scenarios illustrate how the rules above apply for an ~~indication~~IOI.

Scenario 1

*1.Member A has set a working quantity percentage of 10% and an ADV percentage of 10%.

*2. Trader A works for Member A and does not override the percentages set by his firm.

*3. Trader A has an ~~indication~~ IOI for 800,000 shares in a US equity.

*4.The ADV in the stock is 700,000 shares.

*5. Member A has instructed ~~Liquidnet~~ LNI not to apply a maximum tolerance for US equities.

*6. Result: Trader A will only be matched with a contra if the contra has a working quantity of 70,000 shares:

**i. Working quantity (800,000 shares) x working quantity percentage (10%) = 80,000 shares.

**ii. ADV (700,000 shares) x ADV percentage (10%) = 70,000 shares.

**iii. Lesser of working quantity tolerance (80,000 shares) and ADV tolerance (70,000 shares) = 70,000 shares.

Scenario 2

*1. Same as Scenario 1, except that Member A applies the default maximum tolerance for stock ABC, which is 5,000 shares.

*2. Result: Trader A will only be matched with a contra if the contra has a working quantity of 5,000 shares:

**i. Working quantity (800,000 shares) x working quantity percentage (10%) = 80,000 shares.

**ii. ADV (700,000 shares) x ADV percentage (10%) = 70,000 shares.

**iii. Maximum tolerance of 5,000 shares.

**iv. Least of working quantity tolerance (80,000 shares), ADV tolerance (70,000 shares) and maximum tolerance (5,000 shares) = 5,000 shares.

Scenario 3

*1. Same as Scenario 1, except that Trader A has disabled ADV tolerance through ~~Liquidnet 5~~the Liquidnet Application.

*2. Result: Trader A will only be matched with a contra if the contra has a working quantity of 80,000 shares:

**i. Working quantity (800,000 shares) x working quantity percentage (10%) = 80,000 shares.
**ii. ADV tolerance - not applicable.

**iii. Maximum tolerance - not applicable.

Scenario 4

*1. Same as Scenario 2, except that Trader A has set a maximum tolerance of 35,000 shares and uses the desktop application to decrease his or her share tolerance from 35,000 to 30,000 shares.

*2. Result: Trader A will only be matched with a contra if the contra has a working quantity of 30,000 shares. Trader As change overrides the other tolerance parameters.

Scenario 5

*1. Same as Scenario 2, except that Trader A uses the desktop application to increase his or her share tolerance from 5,000 to 200,000 shares.

*2. Result: The system will only allow Trader A to increase his or her tolerance to 175,000 shares.

**i. Working quantity (800,000 shares) x maximum working quantity percentage (25%) = 200,000 shares 4.

**ii. ADV tolerance (700,000 shares) x maximum ADV tolerance percentage (25%) = 175,000 shares ** Maximum tolerance - overridden.

**iii. Lesser of working quantity tolerance (200,000 shares) and ADV tolerance (175,000 shares) = 175,000 shares.

Minimum match quantity requirement

In all cases, a match only occurs if each side meets the minimum negotiated execution quantity, as set forth above. The minimum negotiated execution quantity and the minimum match quantity are equal.

Adjusting tolerance during a match

A trader can decrease, but cannot increase, his or her tolerance during a match. Tolerance after an initial trade is executed After an initial trade is executed on an ~~indication~~IOI, if the trader has any residual amount left to trade on that ~~indication~~IOI, tolerance for the ~~indication~~ IOI will vary depending on which of the following configurations, applicable to all contras, is implemented for the Member:

*1. The traders tolerance will be reset to the minimum match quantity for US equities, as set forth above.

*2. The traders original tolerance settings will continue to apply.

A Member can change this configuration at any time upon notice to ~~Liquidnet~~LNI.

Matching on placed orders

Member firms that meet certain criteria may be configured to match with other LNI contras based on a quantity that includes shares already placed at other trading venues. LNI monitors Members with this configuration for usage in alignment with Member community protocols.

A Member with this configuration must manually update its OMS to free up shares placed at the other trading venues before submitting or accepting a bid or offer in a ~~Liquidnet~~ LNI negotiation or creating a Member order.

Members that are configured to match on placed orders can set filters so they do not match when they have executed a specified percentage of the parent OMS order away from ~~Liquidnet~~ LNI that day and the remaining quantity on the order is below a specified percentage of the 30-day historical ADV for the stock.